FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July 2015

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding increase of shareholding in Huaneng Power International, Inc. (the “Registrant”) by its controlling shareholder, made by the Registrant on July 10, 2015.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON INCREASE OF SHAREHOLDING IN THE COMPANY
BY THE CONTROLLING SHAREHOLDER

This announcement is made by Huaneng Power International, Inc. (“the Company”) or (“Huaneng International”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

On 9 July 2015, the Company received a notice from China Huaneng Group (“Huaneng Group”), the controlling shareholder of the Company, that China Huaneng Finance Corporation Limited, the controlling subsidiary of Huaneng Group, has increased its shareholding in the Company on the secondary market via the trading system of the Shanghai Stock Exchange (“Increase of Shareholding”). Details of the Increase of Shareholding are as follows:

1.	DETAILS OF THE INCREASE OF SHAREHOLDING

On 9 July 2015, China Huaneng Finance Corporation Limited, the controlling subsidiary of Huaneng Group, increased its shareholding in the Company by 1,422,310 A shares on the secondary market via the trading system of the Shanghai Stock Exchange, representing 0.01% of the total issued share capital of the Company. Immediately prior to the Increase of Shareholding, Huaneng Group and the parties acting in concert directly or indirectly held a total of 7,166,504,210 shares of the Company, representing 49.70% of the total issued share capital of the Company. Immediately following the Increase of Shareholding, Huaneng Group and the parties acting in concert directly or indirectly held a total of 7,167,926,520 shares of the Company, representing 49.71% of the total issued share capital of the Company.

2.	PLAN TO FURTHER INCREASE THE SHAREHOLDING

Huaneng Group proposes to continue to increase its shareholding in the Company in its own name or through parties acting in concert via the secondary market during the next 12 months (from 9 July 2015, the “Period of the Implementation of the Increase Plan”) by up to an aggregate number of shares not exceeding 2% of the total issued share capital of the Company (including those shares increased in the Increase of Shareholding).

3.	OTHER MATTERS

The Increase of Shareholding was in compliance with Securities Law and other laws and regulations of China and the rules of Shanghai Stock Exchange.

Huaneng Group undertakes that it will not dispose any share it holds in the Company during the Period of the Implementation of the Increase Plan and within the statutory period.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Li Zhensheng
(Executive Director)	(Independent Non-executive Director)
Guo Junming	Zhang Shouwen
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Yue Heng
(Executive Director)	(Independent Non-executive Director)
Li Shiqi	Geng Jianxin
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Xia Qing
(Non-executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)

Guo Hongbo
(Non-executive Director)
Zhu Yousheng
(Non-executive Director)
Li Song
(Non-executive Director)

Beijing, the PRC
10 July 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     July 10, 2015